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Securities and Exchange Commission
Trading and Markets

MAR 01 2019

RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 47071

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YYYY) AND ENDING 12/31/2018 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

North Sea Securities L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Park Avenue, 16th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Calder — 212-235-2477
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Withum Smith + Brown PC
(Name -- *if individual, state last, first, middle name*)

200 Jefferson Park, Suite 400	Whippany	NJ	07981
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Jonathan Calder, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of North Sea Securities L.P., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

Signature

CEO

Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2022

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

	PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
STATEMENT OF FINANCIAL CONDITION	2
NOTES TO FINANCIAL STATEMENT	3-6

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the General Partner of
North Sea Securities, L.P.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of North Sea Securities, L.P. (the "Company"), as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

Whippany, New Jersey

February 28, 2019

North Sea Securities L.P.
Statement of Financial Condition
As of December 31, 2018

Assets		
Cash	$	538,795
Accounts receivable		188,813
Prepaid expenses		7,992
Contract asset		71,250
Interest receivable		10,863
Note receivable		212,894
Total Assets	$	1,030,607
Liabilities and Partner's Capital		
Accounts payable and accrued expenses	$	269,690
Contract liability		75,000
Total Liabilities		344,690
Partner's capital		685,917
Total Liabilities and Partner's Capital	$	1,030,607

1. Notes on Significant Business Activities

North Sea Securities, L.P. (the "Company"), a Delaware limited partnership, is registered as a broker-dealer in securities with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). In this capacity, it provides investment banking and other financial consulting services. The Company solely participates in transactions related to Mergers and Acquisitions and Private Placements.

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

North Sea Partners L.P. is the sole member.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Recent Accounting Pronouncements

In February 2016 the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. The Company believes the ASU will not have a significant impact on operations.

Cash
Cash consists of cash in banks, primarily held at one financial institution which at times may exceed federally insured limits. Funds deposited with a single financial institution are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses in such accounts related to exceeding these limits.

Income Taxes
The Company is recognized as a Limited Partnership for federal and state tax purposes. As a Limited Partnership, the Company is not subject to federal or state income taxes, but are subject to New York City taxes. The Company's income or loss is reportable by its partners on their individual tax returns.

US GAAP provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.

The Company has deferred tax assets of approximately $138,000 related to the prior year net loss and net operating loss carry forwards for New York City UBT. The Company plans to apply the available New York City net operating losses to offset any taxes related to 2018.

Income Taxes (continued)

A full valuation allowance has been established against the remaining deferred tax asset. The loss carry forwards start expiring in 2034.

For the year ended December 31, 2018 management has determined that there are no material uncertain income tax positions.

Revenue from Contracts with Customers

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company's principle source of revenue from contracts with customers is derived from advisory fees associated with public and private capital raising transactions and providing strategic advisory services. Advisory fees include:

Placement fees: The Company earns agency placement fees and sales agent commissions in non-underwritten transactions, such as private placements of loans and debt and equity securities, including, private investment in public equity transactions ("PIPEs"), and as sales agent in at-the-market offerings of equity securities. The Company records placement revenues, which consist entirely of fixed consideration, (which may be in cash and/or securities) at the point in time when the services for the transactions are completed under the terms of each assignment or engagement. This is generally the closing date of the transaction or where the contract is cancelled. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. The Company records sales agent commissions on a trade-date basis. Accordingly, this revenue stream includes two performance obligations: advisory services and commissions.

Hedge fund trailers: The Company receives a fee from funds based on an agreed upon share of the fund's quarterly management and incentive fees for investors introduced by the Company. The Company believes that its performance obligation is fulfilled once the investors' capital is placed on the trade date. Due to the uncertainty of the future value of the funds, as well as potential for investor withdrawal, variable fees are recognized quarterly once the fee can be calculated based on the terms within the placement agreements. This variable consideration is earned over time based on the fund's net asset value.

Revenue from Contracts with Customers (continued)

The Company believes there is no impact on opening retained earnings upon adoption of the new revenue recognition policy.

The Company had contract liabilities from contracts with customers of $0 and $75,000 at January 1, 2018 and December 31, 2018, respectively.

Assets Recognized for the Costs to Fulfill a Contract

The Company incurs certain sales commission expenses for obtaining new investors in a fund for a customer. Any sales commissions incurred related to deferred retainer income are included as a contract asset in the amount of $71,250 in the statement of financial condition.

The Company had contract assets from costs to fulfill a contract of $0 and $71,250 at January 1, 2018 and December 31, 2018, respectively.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Accounts Receivable, Net and Allowance for Doubtful Accounts

Receivables from customers are uncollateralized customer obligations due under normal trade terms when an invoice is rendered by the Company. The Company provides an allowance for doubtful accounts, when necessary, equal to the estimated collection losses that will be incurred in collection of specific receivables. At December 31, 2018, the Company recorded $0 for allowance for doubtful accounts.

3. Related Parties

The Company has a continuing relationship agreement ("CRA") with a former member, Hycroft LLC ("Hycroft"), in which certain Hycroft employees are registered representatives of the Company. Non-transactional revenue generated by the Company is shared with Hycroft and any transactional fees are revenue solely of the Company, subject to any commission agreements with registered representatives.

The CRA calls for Hycroft or its representative to pay the Company a monthly retainer. The Company earned revenue of $248,400 from this arrangement, which is included in advisory fee income in the Statement of Operations.

Hycroft charged the Company $24,000 for office space under the CRA.

4. Note Receivable

The note receivable is a 4 year, interest bearing note, compounding annually on the anniversary of the note's inception, June 15, 2016. Interest rates are stated as 8% for year 1, 9.5% for year 2, 11% for year 3, and 12% for year 4.

5. Commitments and Contingencies

The nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such actions against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company. The Company had no underwriting commitments or contingent liabilities at December 31, 2018.

6. Concentrations

For the year ended December 31, 2018, two customers accounted for approximately 57% of revenue and one customer makes up approximately 100% of accounts receivable at December 31, 2018.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $437,624, which exceeded the required net capital minimum of $22,979 by $414,645. At December 31, 2018 the ratio of aggregate indebtedness to net capital was 0.79 to 1.

8. Exemption from Rule 15c3-3

The Company is exempt from Securities Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) however is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers". As the Company does not handle customer cash or securities, it does not have any obligation with respect to Possession or Control requirement of SEC Rule 15c3-3.

9. Subsequent Events

Management of the Company has evaluated subsequent events through the date these financial statements were issued and have the following event to report. The Company made a capital distribution on January 25, 2019 in the amount of $210,000 to the sole partner.